Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.251.4000 www.gibsondunn.com
Eric Scarazzo Direct: +1 212.351.2389 Fax: +1 212.351.5289 EScarazzo@gibsondunn.com

June 15, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ioneer Ltd Registration Statement on Form 20FR12B File June 3, 2022 File No. 001-41412

To Whom It May Concern:

On behalf of ioneer Ltd (the “Company”), this letter responds to your letter, dated June 10, 2022 (the “Comment Letter”), regarding the above-referenced amendment to draft Registration Statement on Form 20-FR12B (the “Registration Statement”), filed on June 3, 2022.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently filing an amendment to its registration statement on Form 20-FR12B (“Amendment No. 1”).  All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Registration Statement on Form 20-F Filed June 3, 2022

Item 10. Additional Information

G. Statement by Experts, page 71

1.
We note you include the audit report of your independent registered public accounting firm in the filing. Please provide information required by Item 10.G. of Form 20-F including filing the consent of your auditor.

Page 71 of Amendment No. 1 has been revised accordingly and the consent of Ernst & Young has been filed as Exhibit 15.1.

June 15, 2022 Page 2

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If you have any questions regarding this letter or the 20-F, please call me at (212) 351-2389 or e-mail me at escarazzo@gibsondunn.com.

Very truly yours,

/s/ Eric Scarazzo

Eric Scarazzo
Gibson, Dunn & Crutcher LLP

cc: Ian Bucknell, Chief Financial Officer and Company Secretary of ioneer Ltd
John Gaffney, Gibson, Dunn & Crutcher LLP